Exhibit 99.1

Scienjoy Announces Results of Annual General Meeting of Shareholders for Fiscal Year 2021

BEIJING, Nov. 8, 2021 /PRNewswire/ -- Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “We”) (Nasdaq: SJ), a leading live entertainment mobile streaming platform in China, today announced that all shareholder resolutions proposed at the Company’s 2021 annual general meeting of shareholders (the “AGM”) held on November 8, 2021, at 10:00 a.m. local time in Beijing, China, were duly passed. Specifically the shareholders’ resolutions approved the following:

1.	The election of Xiaowu He, Bo Wan, Yongsheng Liu, Hucheng Zhou, Jian Sun, Huifeng Chang and Yibing Liu to serve on the Company’s Board of Directors until the next shareholders meeting and until their successors are duly elected and qualified.

2.	The approval and adoption of amendments to the Company’s Memorandum and Articles of Associations to

●	adopt a dual-class share structure, pursuant to which the Company’s authorized share capital shall be re-classified and re-designed into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one (1) vote and each Class B ordinary share being entitled to ten (10) votes at a meeting of the shareholders or on any resolution of shareholders;

●	authorize the Company to issue up to 50,000,000 Class A Preferred Shares with such designations, powers, preferences and relative, participation, optional and other rights, if any, and such qualifications, limitations and restrictions as the directors may determine; and

●	other related matters.

3.	The re-designation of all the existing authorized issued and unissued ordinary shares of the Company as Class A ordinary Shares except for 2,625,058 ordinary shares issued and currently registered in the name of Heshine Holdings Limited, which shall be converted into the same number of Class B ordinary shares.

About Scienjoy Holding Corporation:

Founded in 2011, Scienjoy is a leading mobile livestreaming platform in China, and its core mission is to build a livestreaming service ecosystem to delight and entertain users. With approximately 250 million registered users, Scienjoy currently operates four livestreaming platform brands, including Showself, Lehai, Haixiu, and BeeLive, which features both the Mifeng Chinese version and BeeLive International version. Scienjoy uniquely combines a gamified business approach to livestreaming, in-depth knowledge of the livestreaming industry, and cutting-edge technologies such as blockchain, augmented reality (AR), virtual reality (VR), and big data, to create a unique user experience. Scienjoy is devoted to building a livestreaming Metaverse to provide users with the ultimate immersive experience, a social media network that transcends time and space, a digital community that spans virtual and physical reality, and a content-rich ecosystem. For more information, please visit http://ir.scienjoy.com/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Investor Relations Contacts

Ray Chen
VP, Investor relations
Scienjoy Holding Corporation
+86-010-64428188
ray.chen@scienjoy.com

Tina Xiao
Ascent Investor Relations
+1 (917) 609-0333
tina.xiao@ascent-ir.com